UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 14, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

14 March 2014

CSR plc

Publication of Annual Report

CSR plc (the “Company”) announces that its annual report for the 52 week period ended 27 December 2013 (the “Annual Report”) has been published today and is available on its website, www.csr.com.

The Company released its financial results for the 52 week period ended 27 December 2013 on 26 February 2014, which contained audited financial statements of the Company and a review of the business.

In addition to the information in that announcement, in accordance with DTR 6.3.5(2)(b), we also set out below the following extracts from the Annual Report in full text form approved by the Board on 25 February 2014.

1.	Director’s report - Chairman’s statement

CSR is an innovator in the development of multifunction semiconductor platforms across five strategic areas: Auto, Voice & Music, Imaging, and the two nascent markets of Bluetooth Smart and Indoor Location. Our platforms are adopted by many of the world’s leading technology and consumer focused companies in a wide range of consumer devices and automobiles. Together, these five strategic areas represent our areas of focus and we believe that they position us to deliver growth and sustainable returns in the medium and longer term.

Summary of 2013

2013 was a positive year for CSR, with underlying diluted earnings per share showing good growth on the prior year from $0.27 in 2012 to $0.46 in 2013.

Reflecting our strategy, Core revenue increased 9% from $661.1 million in 2012 to $722.3 million in 2013, while revenue from the Legacy Products business declined 35% from $364.3 million in 2012 to $238.4 million in 2013, which resulted in an overall Group revenue of $960.7 million for the year, a decline of 6%. Group gross margin has continued to improve, rising to 51.6% for 2013, as Core becomes a higher proportion of Group revenue. We have also increased cash generation, with cash generated from operating activities increasing to $82.3 million at the end of 2013, an increase of 11% on 2012.

Our IFRS operating loss was $48.4 million, a reduction on our 2012 operating profit of $107.9 million. Our IFRS diluted loss per ordinary share was $0.28 versus diluted earnings per ordinary share of $0.25 in 2012. This swing mainly reflects the profit in 2012 from the Samsung transaction, while in 2013 we recorded an impairment for our Cameras business, which I discuss in more detail below.

During the year, we concentrated on our platform strategy, and Joep van Beurden, our CEO, will provide more detail on this in his report.

Returns to shareholders

CSR’s performance enables us to continue investing in new products and technologies, which underpin our strategy and sustain the return of capital to our shareholders. During the year, we returned $67.8 million to shareholders through the buyback of shares, in addition to pursuing our progressive dividend policy.

Subject to shareholder approval, the Board is recommending a final dividend of $0.091 per ordinary share. This would bring the total dividend for 2013 to $0.136 per ordinary share, an increase of 15% on 2012.

While we continue to return cash to shareholders, the Company has ended the year with cash, cash equivalents and treasury deposits of $306.2 million. Since 2010, CSR has returned a cumulative $506 million to shareholders via the combination of the tender offer in 2012, share buybacks and dividends.

Our competitive environment

The markets in which CSR operates continue to provide good prospects for growth. We recognise that in establishing and maintaining our objective of having market leading positions in our target markets, we are up against strong competitors, as well as a rapidly changing landscape for consumer electronics. Your Board is mindful of the challenges that lie ahead and we continue to evaluate the potential risks that could impact the Group. We address these matters in more detail on pages 35 to 37 and pages 45 to 51.

Overall during 2013, we have delivered strong revenue in the areas of Voice & Music and Auto despite increasing competition in both these markets. The markets in which we operate are also prone to rapid and significant changes, driven by end user demand and changes in technologies.

This has been the case particularly in Cameras (which is within our Consumer segment), whose market has seen a rapid decline due to people using their smartphones to take photographs, rather than established digital still camera products. As a result, in December, we decided to discontinue development of our camera–on-a-chip (COACH®) platform. We will be increasing investment in the growing areas of Bluetooth Smart and Voice & Music.

On behalf of the Board, I would like to recognise and thank the people who have worked on COACH and enabled the product to develop over many years. We are aware of the impact on our people, arising from the discontinuation of the development of COACH, and we wish them well for the future.

Board changes

In May 2013, Sergio Giacoletto-Roggio stood down from the Board, as previously announced. Sergio had been on the Board since January 2007 and also chaired our remuneration committee. His experience and abilities have been of enormous value to the Board and the committees on which he has served. I would like to thank him on behalf of the Board and wish him well.

On 6 December 2013, we were pleased to announce the appointment of Walker Boyd to the Board. Walker served as Group Finance Director of Signet Jewelers Limited (formerly Signet Group plc), and was also non-executive chairman of WH Smith PLC. He is currently non-executive chairman of Spirit Pub Company plc, a role he has held since its de-merger from Punch Taverns in August 2011.

On 31 December 2013, Andrew Allner, a non-executive director and chairman of our audit committee stood down from the Board, in order to allow him to concentrate on his other commitments. The Board and management have benefited greatly from Andrew’s experience and knowledge across financial and commercial matters, over a period when CSR has undergone significant change since his appointment in 2008. I would like to thank him on behalf of the Board and wish him well. Following Andrew’s standing down from our Board; Walker has been appointed chairman of our audit committee.

Delivering our platforms

We are a ‘fabless’ semiconductor company and we would not be able to get to the position we are today without the support of our supply chain partners. I would like to express our thanks, in particular to both TSMC, whom we have worked with from our first chip to the present day, and ASE who provide CSR with testing, packaging and logistics.

Internet of Things

We are living in a world that is increasingly interconnected using digital technology. People are using wireless devices more frequently, be it for social networking, searching for up-to-the-minute information, or consuming digital media. We also are seeing the early signs of the rise of machine-to-machine communications, often known as the ‘Internet of Things’ (IoT). Like many others, we see this as having the potential for a fundamental change in the way all of us use technology.

We believe over the next few years that smartphones or tablets will act as hubs which enable an increasing array of portable and wearable devices to connect to the internet. CSR has been investing in areas which we believe provide the technologies to facilitate this rapidly growing opportunity.

We are already engaged with customers on exploring how to deploy our Bluetooth Smart and Indoor Location technologies to meet the opportunity that the IoT provides. While this market has attracted competing ideas and players, we believe that CSR is well placed to compete and offer differentiated solutions which offer good prospects for growth in the medium to longer term.

Our people

On behalf of the Board, I would like to thank all the people from CSR for their effective contribution in 2013. We work in an increasingly changing environment and I continue to be positively surprised by the way the Company rises to the new challenges that are generated in the consumer electronics market.

Looking forward

The year 2013 has been one where we have consolidated our position. While we will undoubtedly have challenges ahead, we believe we have the right portfolio of technologies and people to execute our platform strategy, as we look forward with confidence to the future.

2.	Strategic report - Chief Executive’s review

Financial review of the year

2013 has seen CSR deliver good Core growth, driven by a strong increase in Voice & Music revenue and a solid performance by Auto with growth starting in Bluetooth Smart, contributing to increased overall profitability and underlying earnings compared to 2012. We performed well in 2013, growing our Core revenue to $722.3 million, an increase of 9% on the prior year. Within Core, we saw particularly strong growth in Voice & Music, with revenue of $312.0 million, an increase of 64% from 2012. This was driven by the growth in stereo wireless audio devices such as soundbars, headphones and remote speakers. We have leading technologies in Voice & Music, the result of our research & development (R&D) investment and targeted, strategic acquisitions, which means we are able to offer differentiated solutions that contribute to our continued market leadership. We also saw a non-recurring positive impact in the first half of 2013, which was due to demand for mono headsets in China as a result of the enforcement of hands-free driving legislation.

We saw good growth in Auto, with revenue of $228.8 million, an increase of 8% on 2012. This was due to increasing adoption of our connectivity products and a more general shift towards the increasing deployment of electronics within the automobile industry. CSR was one of the first suppliers into the automotive market for wireless connectivity and we have a strong track record for supporting our customers, as they adopt our technologies for wireless connectivity and infotainment. We continue to work with the largest companies in the automotive market to develop a broadening range of solutions that support consumer demands for in-dash GPS functionality, audio, imaging and connectivity products.

Our Consumer segment revenue declined by 30% to $181.5 million, primarily due to declining revenue in Cameras.

The digital still camera marketplace has experienced a sharp drop in demand with an acceleration in the move by consumers away from digital cameras, towards smartphones and tablets with video and still shot capabilities. Revenue from our Gaming business was also weaker as a result of weakness in some areas of the console market. At the same time, we see potential for growth in Bluetooth Smart – albeit from a small revenue base – driven by the general interest in Internet of Things, and we are making progress with our Indoor Location technology.

In December 2013, due to the weakness in the digital still camera market, we decided to discontinue investment in the COACH® platform. This decision resulted in a non-cash impairment charge for the 2013 financial year of $76.9 million. We also incurred restructuring costs of $6.5 million, which were mainly due to the planned redundancies for staff in the Camera business who were not redeployed to other business activities. These employees are expected to leave during 2014. We anticipate that further costs relating to this decision will arise during 2014. As a result of this action, in 2014 we expect revenue to be reduced by approximately $10 million and our underlying costs by approximately $30 million, compared to our expectations prior to December 2013.

Revenue in our Legacy Products Group, which comprises the discontinued home entertainment, handset connectivity and handset location businesses, was $238.4 million, a decline of 35% on the prior year. Performance in this area was better than expected, primarily due to demand for our handset products. We expect Legacy Products revenue in 2014 to decline by around 65% compared to 2013. This compares to our previous expectation of 50% revenue decline and is due to products reaching end-of-life earlier than previously expected.

Growth in Core offset by a decline in Legacy revenue resulted in a decrease of 6% in Group revenue in 2012, to $960.7 million in 2013.

We prepare our financial statements in accordance with IFRS, but also report ‘underlying measures’, which are non-GAAP measures. Underlying measures are supplemental measures that management uses in assessing the financial performance of the Company (see pages 150 to 153). Underlying gross margin increased from 50.8% in 2012 to 52.4%, as we increased the proportion of revenue derived from our higher margin Core business. Importantly, we saw Core underlying gross margins increase to 59.7%, compared to 58.1%, which we believe reflects well on our strategy of moving towards differentiated, higher margin platforms.

Gross margin mirrored the performance of underlying gross margin and increased to 51.6%, compared to 49.6% in the prior year.

Underlying operating profit increased to $104.3 million from $74.0 million in 2012, reflecting the increase in both underlying gross margin, and our focus on reducing our cost base. The IFRS operating loss for the year was $48.4 million, compared with a profit of $107.9 million in 2012, reflecting the exceptional gain from the Samsung transaction and the negative impact due to the costs of the Cameras-based impairment.

Our underlying operating costs for the year were in line with our forecast at $399.1 million and were lower than our 2012 costs of $446.4 million. This reflected a full twelve month impact of the lower headcount following the transfer in October 2012 of 311 people to Samsung, in addition to our ongoing focus on cost reduction. Following the decision to discontinue investment in our COACH platform, we currently expect our underlying operating costs to be between $345 million to $365 million for 2014.

Diluted underlying earnings per share increased to $0.46 from $0.27 in 2012. Our IFRS diluted loss per share was $0.28, versus a diluted underlying profit per share of $0.25 in 2012. Our 2012 IFRS earnings to a large extent benefited from the exceptional gain arising from the Samsung transaction, while our 2013 IFRS earnings per share were negatively impacted by the costs of the Camera-related impairment and other restructuring costs.

We expect Core gross margins for 2014 to be within our previously stated range of 55% – 60%. We continue to focus on reaching our target of mid-teens underlying operating margin during 2014.

Capital allocation

We take a disciplined approach to capital allocation, investing in higher margin platforms and markets where we see the best prospects for profitable revenue growth.

We continue to retain a strong and healthy cash balance with cash, cash equivalents, treasury deposits and investments of $306.2 million, at the end of the year. This gives us the necessary flexibility when assessing whether we can acquire additional technological capabilities. Our two most recent transactions, both of which were completed in 2012, were the purchase of DDFA, an end-to-end digital audio processing amplifier technology, and the Map-X audio product line from Trident, which delivers HD audio decoding and internet streaming for next-generation home audio. Both have enhanced our capabilities within our Voice & Music products that we are supplying to our customers.

Technical innovation

We continue to develop and deepen our range of technical capabilities. During 2013, we and our partners Atmel and Conductive Inkjet Technology developed a reference design for the world’s thinnest wireless touch interface. The flexible device, which is less than 0.5mm thick, turns any area into a touch surface. Combining CSR’s low-power wireless technology with the latest in printable, flexible electronics and touch screen sensing from our partners, the device can be used to extend the touch interface of tablets and smartphones.

The paper-thin surface is wirelessly connected using the CSR1010 chip, part of the CSR µEnergyTM range, which is optimised solely for Bluetooth Smart. This reference design has attracted the attention of consumers and leading keyboard manufacturers.

In December 2013, we announced the listing of our first Bluetooth® 4.1 qualified solutions for our Bluetooth dual mode and Bluetooth single mode devices. Bluetooth 4.1, which was introduced in December 2013 by the Bluetooth Special Interest Group (SIG), is set to greatly improve the flexibility of classic Bluetooth and Bluetooth Smart communications. It will allow developers to design ever more secure and functional wearables and wireless sensors, which can communicate with one another as well as with multiple Bluetooth hubs at the same time.

Looking ahead – 2014 and beyond

Our products are used in a wide variety of consumer devices and, as a result, we are heavily exposed to consumer sentiment. The macro-economic environment has a significant impact on consumer sentiment, and 2013 was a year where we saw continued caution as a result of economic uncertainty and a shift in consumer tastes for electronic devices, such as the drop in demand for point-and-shoot cameras. In 2013 we saw growth in some of the world’s economies and challenges in others. The global outlook for 2014 remains uncertain.

For 2014 and beyond, we believe that we have a good opportunity to continue to grow our Core business. In Auto, we are experiencing strong design win momentum for automotive factory-fit infotainment platforms SoC. We continue to see good underlying growth in Voice & Music, after taking account of the non-recurring growth in China in the first half of 2013. We expect the declining revenue from our Legacy business to more than offset growth in Core, which leads us to moderate our revenue expectations for 2014 when compared to revenue in 2013.

Given the depth of our platform portfolio and the expertise of our people, I am confident that we can exploit the growth which we believe is available in our chosen markets.

3.	Trends in our marketplace

We operate in a fast moving marketplace and the results of our operations during 2011-2013 were materially affected by the following trends within the semiconductor industry in which we operate, several of which are likely to continue and which we expect are likely to affect our performance in 2014.

These include:

•	consumer taste for electronic devices can show rapid change and so impact on the size of the differing markets which take our products and technologies;

•	changes in the semiconductor industry, which can affect the availability of sufficient capacity to meet our demands for integrated circuits;

•	prevailing economic uncertainty particularly in China and India, which affects the level of demand for consumer related products;

•	we continue to see intense competition from third parties, particularly from Asia, including in respect of product features, pricing strategies and release of new products;

•	the recognised and ongoing trend in the semiconductor integrated circuits industry for declining average selling prices;

•	shorter order lead times;

•	cyclical trends in the semiconductor industry generally;

•	the lithographic dimensions used for semiconductors can now be measured almost in individual atoms and continue to reduce allowing improved throughput and functionality;

•	changes in consumer demand for particular applications, for example, the integration of standalone functions into devices like smartphones, such as taking photographs;

•	fluctuations in currency exchange rates which can affect our costs in light of the global nature of our business; and

•	Litigation associated with alleged infringement of proprietary rights which is commonplace in the industry.

In addition, the majority of the technologies which we develop and supply to our customers are installed into devices that are sold to consumer markets. Demand for consumer products, and therefore for our own products, is subject to seasonal variation for the types of goods in which our products and technologies are used. This in turn affects our results, which typically are stronger in the second and third quarters of a financial year, as our customers increase orders in anticipation of demand for their own products.

We rely on our suppliers to provide the volumes of integrated circuits sufficient to meet the demands for our products from our customers. Our largest suppliers have continued to expand their capacities in the face of increasing demand. In most instances the strength of CSR’s relationship with its primary suppliers has enabled us to respond to the needs of our customers. We work to maintain a strong relationship with our suppliers and the Company has benefited from the commitment of a number of key partners who have supported our business.

4.	Principal risks and uncertainties

Risk – Governance

The Board is responsible for setting the risk appetite of the Group, recognising that the Group, in the pursuit of its objectives, will accept certain risks whilst also, where possible, mitigating against these risks with the intention to minimise their potential impact. The systems and processes established by the Board are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and provide reasonable, not absolute, assurance against misstatement or loss. The Board has delegated responsibility for the review of practices and procedures to the Audit Committee. The Company’s senior management, in conjunction with external advisers, are responsible for undertaking periodic reviews of the suitability of current systems on which they report to the Audit Committee.

The Audit Committee considers the findings from such reviews to ensure the effectiveness and efficiency of the processes implemented by senior management. This includes discussions with senior management of the Group and consideration of reports that have been submitted. These findings are in turn regularly reviewed and discussed by the full Board.

At the management level, there is an ongoing process to identify and evaluate strategic, operational, financial, compliance and political risks faced by the Group that management believes have the potential to adversely affect the achievement of the Group’s corporate and strategic objectives. Management conducts regular meetings and engages with external consultants where, in its opinion, it is appropriate.

The assessment of prioritised risks is refreshed on a regular basis to reflect changes to the business and any observations or proposals arising from events since the last review. A schedule of the prioritised risks is developed and reviewed by management each quarter to ensure that possible mitigation measures are considered and plans for action agreed. Responsibility is assigned within the Group for carrying out proposed actions which are also reviewed and updated by management.

As part of its annual review, during the autumn of 2013, the Group engaged outside consultants, KPMG LLP, to support management in the identification and prioritisation of risks to the Group. Interviews were conducted with personnel across a range of business functions and locations to identify the potential risks which might impact the Group. The results from this assessment were considered by management. Findings from the annual review are reported to the Board together with recommended actions for managing the risks and a timetable for implementation of appropriate mitigation. On page 64 in the Corporate Governance Report, we report further on the process for identifying and managing risk.

For each material risk, potential mitigation measures are identified for which a member of management is assigned lead responsibility to track progress in the changing profile of the risk and the extent to which potential mitigation measures are being implemented. Management also evaluates whether there is any significant changes to the risks which have the potential to affect the business conducted by the Group. The Board is informed of such material changes to risks.

Responsibilities – framework for identification and management of risk

The Board has overall responsibility for the Group’s risk management process explained above. The Audit Committee reviews the effectiveness of this process through reports it receives from management and, where necessary, external consultants engaged to support the identification and progress in implementing mitigation measures. Areas considered by the Audit Committee are mentioned in its report on pages 59 to 64. Day to day oversight of risk is delegated, initially through the members of the management team who are responsible for the implementation and management of risk mitigation activities. It is recognised that the Group operates in a dynamic environment and over time the risks which have the potential to most significantly affect the Group are likely to change. Accordingly, during the course of any period, those risks which receive the most attention will reflect these dynamics.

Board consideration of principal risks and uncertainties

The following paragraphs describe the areas of risk and uncertainties faced by the Group on which the Board and the Audit Committee have focused during 2013 and which are expected to be included as areas of focus in 2014. These are therefore regarded as the principal risks and uncertainties faced by the Group. The Group faces a range of risks which are described in the section headed ‘Risk Factors’ on pages 45 to 51.

Risk: failing to provide technological innovation which delivers new products

The success of the Group is dependent upon technological innovation – the creation and implementation of new ideas that represent tangible improvements upon prevailing capabilities of products already available in the markets in which we operate. Sustaining an environment that promotes creative thinking as well as capturing and evaluating new ideas is an important part of technological innovation. The Group has established various forums within which employees evaluate ideas and consider the potential commercial application, the findings from which are considered by management.

We invest significantly in research and development to identify such new ideas and technologies which might be attractive to our customers and which also enable us to differentiate ourselves from our competitors. This includes, for example, the development of new technologies for nascent markets, such as Indoor Location and the rapidly emerging market for Bluetooth Smart, as well as the development of new products that incorporate enhanced features or improved performance for more established markets in which the Group operates (for example, our audio based solutions VibeHub and VibePlayer in our Voice & Music business group (for more information see page 11)).

The Board takes a disciplined approach to the allocation of capital to our research and development activities. As part of making informed investment decisions, we evaluate how the financial and human resources available should be assigned to our R&D activities. The Board receives and considers reports on new ideas which are under evaluation and on how these progress over time. The Board also considers the priorities for the Group in allocating its resources in support of its strategic objectives as well as assessing the capabilities of the organisation to support these objectives.

The process of technological innovation is highly complex and brings many challenges, some of which can be unknown at the outset of a project, that have the potential to arise during the development of new products and which can disrupt the fulfillment of objectives.

In seeking to mitigate against such risks, management keeps under review how ongoing investment compares to the original business case. This includes updates on critical phases during research and development and feedback from engagement with customers on their interest in adopting our technology and solutions. These are kept under review as part of the execution of the project and are reported to management and the Board.

Risk: failing to achieve target timelines for delivery and successful launch of new products

Meeting our strategic objectives and growing our business is dependent on our ability to develop, on a timely basis, innovative and differentiated semiconductor and platform solutions for existing and new markets. In our industry, being early to market is increasingly significant for sustaining a leadership position and being able to set high selling prices, which in turn impacts our profitability. The technology industry is characterised by rapid change. Companies that are successful typically are those who consistently are at the forefront in the timely transition of innovative ideas into finished products and the launch of those products into the market. Executing on targets for the delivery of new technologies or products to our chosen markets is important if the Group is to secure revenues, maintain the strong working relationships with our customers and create and sustain leading market positions.

Management and the Board monitor the progress of projects against pre-determined milestones, including project timelines and costs incurred. Programme management resources conduct reviews in order to assess variance from the project plan in fulfilling these objectives and to propose corrective action if necessary.

During 2013, the Board received and discussed reports provided by management on the processes which support execution of product development through to market launch. The Board also considered onoing measures to improve our processes for developing new products and technologies.

Launching our products successfully involves not only offering products and technologies that meet our customers’ requirements and market expectations on a timely basis, but also promoting and marketing such products effectively so that our customers have good visibility of the products and technologies we offer.

Management seeks to maintain good working relationships with customers, to explain our products and technologies and better understand their own programmes. The Board has received regular assessments of the likely markets and key customers expected to adopt our technologies and how the Group has been engaging with customers. This will remain an area of attention in 2014.

Risk: failing to anticipate the requirements of our customers and compete effectively in a highly competitive market

It is important that we understand or accurately anticipate what future products, features or technologies our customers want. In the highly competitive and fast moving environment of technical innovation in which the Group operates, we face the possibility that our own technologies and solutions are superseded by alternatives offered by our competitors that are adopted by our customers. Understanding the trends in the markets in which the Company operates, the requirements of our customers and the emerging demands of end users is important if we are to remain competitive.

It is recognised that an important part of understanding customer requirements is regular engagement with them. The Group works closely with its customers to understand their future product plans and to identify the innovative features of existing and new technologies that will be attractive to them. These findings are considered by management and inform considerations of our own R&D, as well as the introduction of products and technologies that are most likely to reflect the requirements of current and potential customers.

The Board receives regular reports on the Group’s customer engagements, for example from our VP of Worldwide Sales and our Chief Technical Officer. As part of those discussions, the Board has also been kept informed about current and anticipated trends in the adoption of new technologies (for example how competing alternative technologies compare to those in which the Group is investing).

Risk: the markets in which we operate may be subject to significant change which could adversely affect our business performance.

CSR’s products are adopted by our customers into their own end products that are supplied primarily to consumer based markets. Changes in demand from consumers for the products in which our technologies feature can affect the success of our business. The Board receives regular reports on each of the business areas that comprise the Group’s reportable segments, to assess performance generally and relative to strategic objectives and annual targets, as well as to understand wider market trends. Where appropriate, actions that the Board considers appropriate are initiated, with due regard for the long term interests of all stakeholders.

For example, during 2013, as consumers continued to switch from traditional point-and-shoot digital cameras to using smartphones and tablets, there was an acceleration in the decline in revenue and profit in our Cameras business unit. The Board considered the potential impact of these developments. In each of the announcements of our half year and third quarter 2013 results, in addition to our reporting on business and financial performance, we disclosed that there was a risk of impairment in the Cameras business area. On 10 December 2013, we announced our decision to discontinue investment in our COACH platform and an expected impairment charge for our 2013 results. This is further explained on page 10. See also notes 13 and 14 to our consolidated financial statements.

Risk: our automated information systems may not develop in line with our business requirements, may experience interruption or be subject to malicious attack

We rely on our IT systems to support our operations globally. These hold information and related data management tools which are important for our day to day business. Reflecting this, the Group has established forums for discussing the IT requirements of the business and for ensuring that the strategic needs and priorities of the Group give due consideration to how our business systems need to evolve in response.

Much of the information maintained by our systems is confidential and commercially sensitive either to us or other stakeholders, for example our customers and employees. We recognise our obligations to safeguard this information and as well as having our own resources, we engage with third parties, including advisers and our customers in relation to developing IT and related data management systems. For example, during 2013, a review was undertaken into prevailing procedures concerned with access, use and distribution of data, which was supported by external consultants. The review included how the Group addressed threats to data security, including malicious attack (so-called ‘hacking’), which could result for example in loss of data or disruption to our business.

The findings from this review were considered by the Board and Audit Committee and they have been kept appraised of management’s responses in addressing those findings. The Board is aware of heightened interest in such matters, and during 2013, members of the Board participated in the Cyber Security review initiated by the UK Government.

Risk: failing to protect proprietary information

Protecting our proprietary technology is an important part of being able to compete successfully. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. The Board and management recognise the importance of implementing a considered strategy in respect of intellectual property matters, including protecting the Group’s proprietary technology in order that the Group may compete successfully and in the support of its business with customers. The Board, or within its delegated responsibilities, the Audit Committee, receives periodic reports from management on initiatives and workstreams connected with the development of the Group’s portfolio of patents and trademarks which includes a cross-functional team of senior managers under a rolling programme supporting the Group’s strategy of extending protection of the Group’s intellectual property.

Risk: the need to defend the Group against claims associated with alleged breaches of intellectual property rights

We are, and expect to be on an ongoing basis, involved in litigation, including that associated with intellectual property. It is recognised that intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. From time to time in the ordinary course of our business, we have received, and may continue to receive, communications from customers, competitors and others threatening litigation in respect of claims that we have breached rights or obligations belonging or owed to them concerning patent and other intellectual property rights (IPR).

The Audit Committee receives reports on actual or potential litigation involving the Group and monitors the developments and potential impact of such litigation on the Group’s business and financial condition.

Risk: continuity of supply and capacity constraints

We do not own or operate a fabrication facility and, therefore, rely on third parties; in particular TSMC and ASE, to manufacture, package and test our products on time. Because of this reliance on third parties, we face the risk that our suppliers are unable or unwilling to satisfy the orders placed by our customers at all or on a timely basis. During 2013, the Company experienced significant growth in demand in China for our products used in mono voice headsets as a result of stricter enforcement of legislation regarding hands free driving. This unexpected action meant we required greater than expected supply of our products from suppliers on shortened delivery schedules. Through the actions taken by management and the support of our supply chain partners, we were able to satisfy the requirements of our customers and benefit from the increased revenues. In the latter part of 2013, one of our principal supply chain partners, ASE, notified us that one part of their processing operations would be suspended at their plant in Kaohsiung, Taiwan. Through the support of ASE working in conjunction with CSR personnel, we promptly determined that this circumstance had no material impact on our business.

5.	Related Party Transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000	52 weeks ended 30 December 2011 $’000
Short-term employee benefits	5,241	5,004	6,558
Post-employment benefits	178	173	182
Share-based payment	2,630	3,721	765

	8,049	8,898	7,505

During 2011, Joep van Beurden (CEO) was appointed Chairman of the Global Semiconductor Alliance (GSA). Prior to this, he had held the position of Vice Chairman of this organisation since 2009. CSR plc has paid membership fees of $25,000 to the GSA during the course of 2013 (2012: $25,000), sponsorship fees of $37,100 (2012: $22,100) and conference fees of $2,037 (2012: $2,985).

Prior to the acquisition of Zoran Corporation, Levy Gerzberg held an interest in Zoran common stock and in options to acquire Zoran common stock pursuant to option plans operated by Zoran and which were subsequently assumed by Zoran.

With effect from completion on 31 August 2011, these interests were converted into 120,737 shares and 1,015,318 options to acquire CSR ADSs.

Dividends totalling $94,474 (2012: $143,287) were paid in the period in respect of ordinary shares held by the Company’s directors.

Transactions between the Company and its subsidiaries, which are related parties, are disclosed below

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000
Cambridge Silicon Radio Limited
– Funding received	189,405	584,502
– Assignment of loan notes	(118,259)	—
– Offset loan notes against net intercompany creditor	356,977	—
– Interest charged on intercompany balance	(9,653)	700
– Funding provided	(408,067)	(381,959)
– Exchange gains and losses	6,415	588
– Intercompany loan	—	(238,000)
CSR Employee Benefit Trust
– Exchange gains and losses	(546)	(362)
– Funding provided	(16,239)	500
– Impairment on intercompany balance	14,163	—
CSR Technology Inc.
– Funding provided	(21,123)	(13,407)
– Transfer of Intercompany balance	—	4,235
– Intercompany loan	—	9,100
– Exchange gains and losses	(1,653)	(300)
– Interest charged on intercompany balance	—	779
Zoran Corporation
– Transfer of Intercompany balance	—	(4,235)
Cambridge Silicon Radio Holdings Limited
– Dividends received from Cambridge Silicon Radio Holdings Limited through intercompany funding	—	(200,000)
– Assignment of loan balance	—	329,600
– Interest charged (received) on Intercompany balance	1,286	(1,232)
– Assignment of loan notes with Cambridge Silicon Radio Limited for dividends	118,259	—
– Intercompany loan for dividends	277,563	—
– Offset net intercompany balance for dividends	48,166	—
CSR Israel Ltd
– Funding provided	(288)	—

Balances between the Company and its subsidiaries, which are related parties, are disclosed below:

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000
Cambridge Silicon Radio Limited	(83,498)	(305,498)
CSR Employee Benefit Trust	11,710	9,088
CSR Technology Inc	23,597	821
Zoran Corporation	(5,703)	(5,703)
Cambridge Silicon Radio Holdings Limited	—	(129,600)
CSR Israel Ltd (formerly Zoran Microelectronics Limited)	288	—

Loan balances between the Company and it’s subsidiaries, which are related parties, are disclosed below:

	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000
Cambridge Silicon Radio Limited	—	238,818
Cambridge Silicon Radio Holdings Limited	278,082	80,667

6.	Directors’ responsibility statement

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have also chosen to prepare the parent company financial statements under IFRSs as adopted by the European Union. The Group financial statements are also prepared in accordance with the IFRSs as issued by the International Accounting Standards Board. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•	provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the company’s ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

We confirm that to the best of our knowledge:

1.	so far as we are aware, there is no relevant audit information of which the Company’s auditors are unaware;

2.	we have taken all reasonable steps to ascertain any relevant audit information and ensure the Company’s auditors are aware of such information;

3.	the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of CSR and the undertakings included in the consolidation taken as a whole;

4.	the Strategic Report and the Directors’ Report include a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and

5.	the annual report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer	Tel: +44 (0) 1223 692 000
Jeff Torrance, Director Investor Relations

FTI Consulting

James Melville-Ross	Tel: +44 (0) 20 7831 3113
Jon Snowball